UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

URANIUM STAR CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

91702P 10 4
(CUSIP Number)

KERRY J. MCCULLAGH
475 Howe Street, Suite 206
Vancouver, BC, Canada V6C 2B3
(604) 629-1007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

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1.	Names of Reporting Persons: KERRY J. MCCULLAGH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): 00 (Other)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: CANADIAN CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	5,623,578 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	5,623,578 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,623,578 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 91702P 10 4

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.01 per share, of Uranium Star Corp., a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 520 – 141 Adelaide Street West, Toronto, ON, Canada M5H 3L5.

ITEM 2. IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

KERRY J. MCCULLAGH (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is 475 Howe Street, Suite 206, Vancouver, BC, Canada V6C 2B3.

C.	Present Principal Occupation and Employment:

The Reporting Person is the sole officer and director of Contact Minerals Corp., a Nevada company quoted on the Over-The-Counter Bulletin Board. The principal executive office of Contact Minerals Corp. is located at 475 Howe Street, Suite 206, Vancouver, BC, Canada V6C 2B3. The Reporting Person is also the principal and sole shareholder of Polar Capital Corp., a private consulting British Columbia company, which provides management and administrative services to other mining companies. The principal executive office of Polar Capital Corp. is located at 475 Howe Street, Suite 206, Vancouver, BC, Canada V6C 2B3.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 20, 2008, Thornton J. Donaldson, a former officer and former director of the Issuer, transferred 5,400,000 shares of the Issuer’s common stock to the Reporting Person as a gift. There was no consideration paid to Mr. Donaldson.

ITEM 4. PURPOSE OF TRANSACTION

On June 20, 2008, Thornton J. Donaldson, a former officer and former director of the Issuer, transferred 5,400,000 shares of the Issuer’s common stock to the Reporting Person as a gift. There was no consideration paid to Mr. Donaldson as it was a gift from one family member to another. As a result of the transfer, the Reporting Person became a beneficial owner of more than five percent of the Issuer’s common stock

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 91702P 10 4

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of June 20, 2008, the Reporting Person beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	5,623,578	7.9%(1)

(1)

Applicable percentage of ownership is based on 71,636,357 common shares outstanding as of May 8, 2008, being the number of shares outstanding as contained in the most recently available filing with the Commission by the Issuer.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Except for the purchase of the Shares described above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 2008
Date

/s/ Kerry J. McCullagh
Signature

KERRY J. MCCULLAGH
Name/Title